                                                     Commission File No. 0-27656


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K
                                [X] Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
               [No Fee Required] for the year ended December 31, 1998


                                       or


                              [ ] Transition Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
                   [No Fee Required] for the Transition Period
           from _________ to _________ Commission File Number _______


                          CHILDTIME CHILDREN'S CENTERS
                        401(K) SAVINGS & RETIREMENT PLAN

                             _______________________

                            (Full title of the Plan)

                        CHILDTIME LEARNING CENTERS, INC.
                             _______________________


          (Name of issuer of the securities held pursuant to the Plan)


                       38345 West 10 Mile Road, Suite 100
                        Farmington Hills, Michigan 48335
                             _________________________

                    (Address of principal executive offices)

The following financial statements and exhibits are presented pursuant to
Section 15(d) of the Securities Exchange Act of 1934:

PAGE
----
(a)    Financial Statements:
          Report of Independent Accountants.............................................................F-1

          Statements of Net Assets Available for Plan Benefits
                as of December  31, 1998 and 1997................................................F-2 to F-3

          Statement of Changes in Net Assets Available for Plan
                Benefits for the Year Ended December  31, 1998..........................................F-4

          Notes to Financial Statements..........................................................F-5 to F-9

       Supplemental Schedules:

          Schedule of Assets Held for Investment Purposes at
                December  31, 1998.....................................................................F-10

          Schedule of Reportable Transactions for the Year
                Ended December  31, 1998.......................................................F-11 to F-12

Schedules:

          Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes thereto

EXHIBIT
NUMBER
-------
(b)Exhibits

          1.    Consent of Independent Accountants with respect to the financial statements of the Childtime Children's Centers 401(k) Retirement
                & Savings Plan as of December 31,
                1998 and 1997 and for the year ended December 31, 1998.................................23.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      CHILDTIME CHILDREN'S CENTERS 401(k)
                                      RETIREMENT & SAVINGS PLAN

                                      By:       /s/ Michael Yeager
                                                --------------------------------
                                                Michael Yeager
                                                Chief Financial Officer
                                                Childtime Learning Centers, Inc.

Date:  July 13, 1999

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Childtime Learning Centers, Inc.:

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Childtime Children's Centers 401(k) Savings & Retirement Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Childtime Children's Centers 401(k) Savings & Retirement Plan as of December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan recordkeeper. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PRICEWATERHOUSECOOPERS LLP


Detroit, Michigan
June 24, 1999

CHILDTIME CHILDREN'S CENTERS 401(K) SAVINGS & RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS as of December 31, 1998


                                                                        PARTICIPANT DIRECTED
                                                    ---------------------------------------------------------
                                                      FRANKLIN                          WASHINGTON
                                                     SMALL CAP  TEMPLETON      AIM       MUTUAL     INCOME
                                                      GROWTH     FOREIGN      VALUE     INVESTORS   FUND OF
               ASSETS                                  FUND       FUND        FUND        FUND      AMERICA
                                                     --------   --------   --------     --------    --------
Investments, at fair value                           $436,821    $208,973    $707,692    $759,235    $439,791

Contributions receivable                                9,578         851       6,526       4,647      14,215
                                                     --------    --------    --------    --------    --------

         Net assets available for plan benefits      $446,399    $209,824    $714,218    $763,882    $454,006
                                                     ========    ========    ========    ========    ========



                                                                                                        NONPARTICIPANT
                                                                  PARTICIPANT DIRECTED                     DIRECTED
                                                  ----------------------------------------------------  --------------
                                                                 AIM          CHILDTIME                    IN TRUST
                                                    BOND         CASH         LEARNING                      MONEY
                                                   FUND OF     RESERVES       CENTERS,     PARTICIPANT      MARKET
               ASSETS                              AMERICA      SHARES        INC. STOCK      LOANS     (UNALLOCATED)      TOTAL
                                                  --------     --------       -----------  ----------- ---------------   ----------
Investments, at fair value                        $  334,512   $  832,535     $  202,814     $ 35,067     $   16,462     $3,973,902

Contributions receivable                               2,847        7,465         15,116                                     61,245
                                                  ----------   ----------     ----------     --------     ----------     ----------

         Net assets available for plan benefits   $  337,359   $  840,000     $  217,930     $ 35,067     $   16,462     $4,035,147
                                                  ==========   ==========     ==========     ========     ==========     ==========

The accompanying notes are an integral part of the financial statements.

Childtime Children's Centers 401(k) Savings & Retirement Plan
Statement of Net Assets Available for Plan Benefits as of December 31, 1997



                                                                                  PARTICIPANT DIRECTED
                                                    ------------------------------------------------------------------
                                                     FRANKLIN                           WASHINGTON
                                                    SMALL CAP    TEMPLETON     AIM       MUTUAL     INCOME      BOND
                                                     GROWTH       FOREIGN     VALUE     INVESTORS   FUND OF    FUND OF
               ASSETS                                 FUND         FUND       FUND        FUND      AMERICA    AMERICA
                                                     --------     --------   --------   --------   --------   --------
Investments, at fair value                           $345,675     $161,095   $438,421   $500,112   $329,322   $249,981

Contributions receivable                               11,779        6,468     12,930     13,760      8,733      7,714
                                                     --------     --------   --------   --------   --------   --------

         Net assets  available for plan benefits     $357,454     $167,563   $451,351   $513,872   $338,055   $257,695
                                                     ========     ========   ========   ========   ========   ========



                                                                                            NONPARTICIPANT
                                                              PARTICIPANT DIRECTED            DIRECTED
                                                      -----------------------------------   --------------
                                                                  CHILDTIME                  IN TRUST
                                                        AIM       LEARNING                    MONEY
                                                       MONEY       CENTERS,   PARTICIPANT     MARKET
               ASSETS                                  MARKET    INC. STOCK     LOANS      (UNALLOCATED)     TOTAL
                                                      -------    -----------  -----------  -------------   ----------
Investments, at fair value                            $887,666   $  145,650   $   10,674   $   25,502      $3,094,098

Contributions receivable                                17,628        6,179                                    85,191
                                                      --------   ----------   ----------   ----------      ----------

         Net assets  available for plan benefits      $905,294   $  151,829   $   10,674   $   25,502      $3,179,289
                                                      ========   ==========   ==========   ==========      ==========

The accompanying notes are an integral part of the financial statements.

CHILDTIME CHILDREN'S CENTERS 401(K) SAVINGS & RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the year ended December 31, 1998

                                                                               PARTICIPANT DIRECTED
                                               -----------------------------------------------------------------------------------


                                                 FRANKLIN                                  WASHINGTON
                                                 SMALL CAP       TEMPLETON      AIM          MUTUAL         INCOME        BOND
                                                  GROWTH          FOREIGN      VALUE       INVESTORS       FUND OF      FUND OF
                                                   FUND            FUND         FUND          FUND         AMERICA      AMERICA
                                               ------------    ----------   ----------   ------------   -----------  ------------

Additions to net assets attributed to:
      Investment income:
          Interest and dividend income        $   2,721      $   5,534     $   1,421      $  11,866     $  18,860        $  26,026
          Net change in appreciation
              (depreciation)                      3,318        (14,371)      161,861         96,673        18,923          (11,096)
      Loan principal                              1,653            603         1,279            909           675              282
                                              ---------      ---------     ---------      ---------     ---------        ---------

                                                  7,692         (8,234)      164,561        109,448        38,458           15,212

      Contributions:
          Participant                           111,960         53,662       118,597        130,625        86,512           69,943
          Employer                               14,220          6,754        14,985         16,351        11,718            8,927
                                              ---------      ---------     ---------      ---------     ---------        ---------

          Total contributions                   126,180         60,416       133,582        146,976        98,230           78,870
                                              ---------      ---------     ---------      ---------     ---------        ---------

          Total additions                       133,872         52,182       298,143        256,424       136,688           94,082
                                              ---------      ---------     ---------      ---------     ---------        ---------


Distributions to participants, forfeitures      (22,343)       (12,107)      (30,564)       (36,471)      (28,631)         (12,686)
Interfund transfers:
      Loans to participants                      (2,000)          (700)       (4,100)        (2,600)       (2,102)          (2,898)
      Transfers between funds                   (20,584)         2,886          (612)        32,657         9,996            1,166
                                              ---------      ---------     ---------      ---------     ---------        ---------

          Total distributions and transfers     (44,927)        (9,921)      (35,276)        (6,414)      (20,737)         (14,418)
                                              ---------      ---------     ---------      ---------     ---------        ---------

          Net increase (decrease)                88,945         42,261       262,867        250,010       115,951           79,664

Net assets available for plan benefits:
      Beginning of year                       $ 357,454      $ 167,563     $ 451,351      $ 513,872     $ 338,055        $ 257,695
                                              ---------      ---------     ---------      ---------     ---------        ---------

      End of year                             $ 446,399      $ 209,824     $ 714,218      $ 763,882     $ 454,006        $ 337,359
                                              =========      =========     =========      =========     =========        =========




                                                            PARTICIPANT DIRECTED
                                             --------------------------------------------------
                                                                                                 NONPARTICIPANT
                                                                                                    DIRECTED
                                                                                               ---------------
                                                                 CHILDTIME                         IN TRUST
                                                  AIM            LEARNING                           MONEY
                                             CASH RESERVES       CENTERS,       PARTICIPANT         MARKET
                                                SHARES          INC. STOCK         LOANS        (UNALLOCATED)        TOTAL
                                             ------------      -----------      ----------     --------------      --------
Additions to net assets attributed to:
      Investment income:
          Interest and dividend income        $  36,460                         $   1,220                          $   104,108
          Net change in appreciation
              (depreciation)                                    $   3,921                                              259,229
      Loan principal                              1,094               527          (7,022)                                   0
                                              ---------         ---------       ---------        -----------       -----------

                                                 37,554             4,448          (5,802)                             363,337

      Contributions:
          Participant                           136,522            64,458                                              772,279
          Employer                               21,284             8,961                                              103,200
                                              ---------         ---------       ---------        -----------       -----------

          Total contributions                   157,806            73,419                                              875,479
                                              ---------         ---------       ---------        -----------       -----------

          Total additions                       195,360            77,867          (5,802)                           1,238,816
                                              ---------         ---------       ---------        -----------       -----------


Distributions to participants, forfeitures     (218,774)          (12,342)                       $    (9,040)         (382,958)
Interfund transfers:
      Loans to participants                     (12,795)           (3,000)         30,195                                    0
      Transfers between funds                   (29,085)            3,576                                                    0
                                              ---------         ---------       ---------        -----------       -----------

          Total distributions and transfers    (260,654)          (11,766)         30,195             (9,040)         (382,958)
                                              ---------         ---------       ---------        -----------       -----------

          Net increase (decrease)               (65,294)           66,101          24,393             (9,040)          855,858

Net assets available for plan benefits:
      Beginning of year                       $ 905,294         $ 151,829       $  10,674        $    25,502         3,179,289
                                              ---------         ---------       ---------        -----------       -----------

      End of year                             $ 840,000         $ 217,930       $  35,067        $    16,462       $ 4,035,147
                                              =========         =========       =========        ===========       ===========

The accompanying notes are an integral part of the financial statements.

CHILDTIME CHILDREN'S CENTERS 401(K) SAVINGS & RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS


  1.   PLAN DESCRIPTION:

       The following description of the Childtime Children's Centers 401(k) Savings & Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.

       a. GENERAL: Childtime Childcare, Inc. (the "Company") established the Childtime Childcare, Inc. 401(k) Savings & Retirement Plan effective June 1, 1991. On August 13, 1997, the Board of Directors of Childtime Childcare, Inc. amended the name of the Plan to read the Childtime Children's Centers 401(k) Savings & Retirement Plan. The Plan is a defined contribution plan in which all employees of the Company who have attained 21 years of age and have completed one year of service are eligible to participate. Employee participation in the Plan is voluntary. The Plan's investments are managed by The Burke Group (the "Recordkeeper"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       b. CONTRIBUTIONS: Participants may contribute up to 15 percent of their eligible earnings as defined in the Plan agreement. Each year, the Company matches 25 percent of employee contributions up to 4 percent of eligible compensation. No after-tax contributions can be made to the Plan.

       c. PARTICIPANT ACCOUNTS: An account is maintained on behalf of each participant by the Recordkeeper. On a quarterly basis, each participant's account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant's account.

       d. VESTING: A participant's account, with the exception of the employer contribution, is fully vested at all times. The employer contribution vests 100 percent after 2 years of service with the Company, as defined in the plan agreement.

       e. PLAN BENEFITS: The participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan.

          Payments to participants upon termination of service are made in the form of a lump-sum distribution.

          Upon death of the participant, the full value of the participant's account will be distributed to the designated beneficiary or to the participant's estate if no beneficiary has been named.

       f. PARTICIPANT LOANS: Upon written request of individual active participants, the Plan's administrator has the discretion to direct the Recordkeeper to make loans to such participants. A loan to a participant cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant's vested account balance at the time of the loan. Participant loans are only available in accordance with the conditions as defined in the Plan agreement. At December 31, 1998, interest rates on participant loans range from 8.25 percent to 11.00 percent.

       g. FORFEITURES: Forfeitures arise in accordance with the provisions of the plan agreement and are used by the employer to offset employer contributions. Forfeitures totalled $4,280 and $2,583 at December 31, 1998 and 1997, respectively.

       h. PLAN TERMINATION: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.



  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       a. FINANCIAL STATEMENT PRESENTATION: The financial statements are prepared on the accrual basis of accounting.

       b. INVESTMENTS: Investments in the Company's common stock are valued at the NASDAQ National Market System closing price at the end of the year. Interests in Franklin Small Cap Growth Fund, Templeton Foreign Fund, AIM Value Fund, Washington Mutual Investors Fund, Income Fund of America, Bond Fund of America and the AIM Cash Reserves Shares are valued by the fund managers on the basis of established market prices of fund investments at the end of the year. Income from investments is recorded as earned on the accrual basis. Purchases and sales are reflected on a trade-date basis.

       c. NET APPRECIATION (DEPRECIATION): The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which includes realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       d. CONTRIBUTIONS: Participant contributions are made by the Company from funds withheld from employees and are recorded in the period of the related payroll deductions. In addition, the Company makes contributions based on the plan agreement.

       e. BENEFIT PAYMENTS: Benefits are recorded when paid.

       f. ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

       g. RISKS AND UNCERTAINTIES: The Plan provides for investment options in various long-term, index and other mutual funds and Childtime Learning Centers, Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       h. FAIR VALUE OF FINANCIAL INSTRUMENTS: Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures about the fair value of financial instruments whether or not such instruments are recognized in the balance sheet. Due to the short-term nature of the Plan's receivables and liabilities, fair values are not materially different from their carrying values. Participant loans are at rates that approximate market rates for similar instruments.



  3.   INVESTMENT OPTIONS:

       Each participant has the option of investing all or a portion of his account in any of eight investment funds as of December 31, 1998. These investment options include:

       a. FRANKLIN SMALL CAP GROWTH FUND - Funds are invested in the stock of companies with market capitalization of less than $1 billion. There were 417 participants invested in the Franklin Small Cap Growth Fund at December 31, 1998.

       b. TEMPLETON FOREIGN FUND - Funds are primarily in stocks and bonds of companies and governments outside of the United States. There were 309 participants invested in the Templeton Foreign Fund at December 31, 1998.

       c. AIM VALUE FUND - Funds are invested in mid-size companies' securities. There were 400 participants invested in the AIM Value Fund at December 31, 1998.

       d. WASHINGTON MUTUAL INVESTORS FUND - Funds are invested in a portfolio fund management believes an investor with fiduciary responsibility might select under the Prudent Investor Rule of the Superior Court of the District of Columbia. There were 433 participants invested in the Washington Mutual Investors Fund at December 31, 1998.

       e. INCOME FUND OF AMERICA - Funds are invested in common and preferred stocks, straight debt securities, convertibles and cash equivalents. There were 367 participants invested in the Income Fund of America at December 31, 1998.

       f. BOND FUND OF AMERICA - Funds are invested primarily in intermediate and long-term fixed income securities. There were 276 participants invested in the Bond Fund of America at December 31, 1998.

       g. AIM CASH RESERVES SHARES - Funds are invested in money market securities (maturities of 90 days or less). On December 18, 1998, AIM Funds merged the AIM Money Market with the AIM Cash Reserves Shares. There were 542 participants invested in the AIM Cash Reserves Shares at December 31, 1998.

       h. CHILDTIME LEARNING CENTERS, INC. STOCK - Funds are invested primarily in Childtime Company stock. Cash awaiting investment in the Company's stock will be invested in a money market or other fixed income funding vehicle. There were 339 participants invested in the Childtime Learning Centers, Inc. Stock at December 31, 1998.

          The In Trust Money Market Fund is not an investment option. It is a temporary holding account for unallocated funds and benefits that have been requested but not paid as of December 31, 1998.



  4.   TAX STATUS:

       The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 1996, that the Plan is designed in accordance with
       Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan has been amended since receiving the determination letter to allow participants to invest in common stock of the Company. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.



  5.   RELATED PARTY TRANSACTIONS:

       For the periods ended December 31, 1998 and 1997, the Company paid for the administrative expenses of the Plan. The Chief Financial Officer of the Company is the Trustee of the Plan.

  6.   BENEFITS PAYABLE:

       Benefits payable to participants who become eligible to take a distributions from the Plan but had not yet been paid at December 31, 1998 and 1997, total $3,000 and $14,096, respectively.

CHILDTIME CHILDREN'S CENTERS 401(K) SAVINGS & RETIREMENT PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES as of December 31, 1998

                                                                                                               (E)
                       (B)                                      (C)                            (D)           CURRENT
 (A)            IDENTITY OF ISSUER                   DESCRIPTION OF INVESTMENT               COST**           VALUE
------  -----------------------------------   -----------------------------------------   --------------  --------------
  *     Franklin                              Small Cap Growth Fund - Class I                  -          $     436,821

  *     Templeton Funds Inc.                  Foreign Fund - Class I                           -                208,973

  *     AIM Funds                             Value Fund - Class A                             -                707,692

  *     American Funds                        Washington Mutual Investors                      -                759,235

  *     American Funds                        Income Fund of America                           -                439,791

  *     American Funds                        Bond Fund of America                             -                334,512

  *     AIM Funds                             Cash Reserves Shares                             -                832,535

  *     Childtime Learning Centers Inc.       Childtime Learning Centers Inc. Stock            -                202,814

        Participant Loans                     Participant Loans (interest rates from
                                                   8.25% to 11.00%)                            -                 35,067

                                              In Trust Money Market                            -                 16,462
                                                                                          --------------  -------------

                                                                                               -          $   3,973,902
                                                                                          ==============  =============

*Party-in-interest transaction.

**Information regarding the historical cost of the asset was not available from the Recordkeeper.

CHILDTIME CHILDREN'S CENTERS 401(K) SAVINGS & RETIREMENT PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998

                                                                                            EXPENSES
                                                                                            INCURRED                 CURRENT VALUE
          IDENTITY OF                                                  PURCHASE  SELLING      WITH          COST      OF ASSET ON
         PARTY INVOLVED                  DESCRIPTION OF ASSET           PRICE     PRICE    TRANSACTION*  OF ASSET** TRANSACTION DATE
------------------------- ------------------------------------------- --------- ---------  ------------  ---------- ----------------
REPORTING CRITERION I:    Any single  transaction  within the plan
                          year that involves more than five percent
                          of the current value of plan assets.

                          Not applicable.

REPORTING CRITERION II:   Any series of transactions in
                          other than securities within the plan year
                          with or in conjunction with the same person
                          that, when aggregated, involves more than
                          five percent of current value of plan
                          assets.

                          Not applicable.

REPORTING CRITERION III:  Any Series of transactions
                          within the plan year with respect to
                          securities of the same issue that, when
                          aggregated, involves more than five percent of the current value of plan assets.

    AIM Funds             Cash Reserves Shares
                            22 Sales, 241,034 Shares                            $241,034                 $241,034    $241,034

    American Funds        Washington Mutual Investors Fund
                            26 Purchases, 8,548 Shares                $279,251                            279,251     279,251

   IDENTITY OF                                                          NET GAIN
 PARTY INVOLVED                      DESCRIPTION OF ASSET               OR (LOSS)
------------------------- -------------------------------------------   ---------
REPORTING CRITERION I:    Any single  transaction  within the plan
                          year that involves more than five percent
                          of the current value of plan assets.

                          Not applicable.

REPORTING CRITERION II:   Any series of transactions in
                          other than securities within the plan year
                          with or in conjunction with the same person
                          that, when aggregated, involves more than
                          five percent of current value of plan
                          assets.

                          Not applicable.

REPORTING CRITERION III:  Any Series of transactions
                          within the plan year with respect to
                          securities of the same issue that, when
                          aggregated, involves more than five percent of the current value of plan assets.

    AIM Funds             Cash Reserves Shares
                            22 Sales, 241,034 Shares                           -

    American Funds        Washington Mutual Investors Fund
                            26 Purchases, 8,548 Shares

CHILDTIME CHILDREN'S CENTERS 401(K) SAVINGS & RETIREMENT PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS, CONTINUED

                                                                                                                       EXPENSES
                                                                                                                        INCURRED
          IDENTITY OF                                                                      PURCHASE       SELLING         WITH
         PARTY INVOLVED                            DESCRIPTION OF ASSET                      PRICE         PRICE      TRANSACTION*
---------------------------------   ---------------------------------------------------   ------------  ------------  -------------
REPORTING CRITERION IV:             Any transaction within the plan year
                                    with respect to securities with or
                                    in conjunction with a person with whom any
                                    prior or subsequent single five percent
                                    security transactions within the plan year
                                    took place.

                                    Not applicable.

                                                                                                   CURRENT VALUE
          IDENTITY OF                                                                  COST         OF ASSET ON       NET GAIN
         PARTY INVOLVED                            DESCRIPTION OF ASSET             OF ASSET**    TRANSACTION DATE   OR (LOSS)
---------------------------------   --------------------------------------------    ------------  -----------------  -----------
REPORTING CRITERION IV:             Any transaction within the plan year
                                    with respect to securities with or
                                    in conjunction with a person with whom any
                                    prior or subsequent single five percent
                                    security transactions within the plan year
                                    took place.

                                    Not applicable.


*Information regarding expenses incurred with each transaction was not available from the Recordkeeper.
**Information regarding the historical cost of the asset was not available from the Recordkeeper.

NOTES:
------

(A) The reporting requirements of Criterion III also apply to these transactions.
(B) The reporting requirements of Criterion IV also apply to these transactions.
(C)  Transactions already reported under Criterion I are not reported here.
(D) Transactions already reported under Criterion I or III are not reported here.

                               INDEX TO EXHIBITS



EXHIBIT NO.                   DESCRIPTION
-----------                   -----------
    23.1                      Consent of Independent Accountants